Mail Stop 0306

June 1, 2005


Spencer L. Sterling
President and Chief Executive Officer
DDS Technologies USA, Inc.
150 East Palmetto Park Road
Suite 510
Boca Raton, Florida 33432


	Re:	DDS Technologies USA, Inc.
		Registration Statement on Form S-3
      	Filed on May 12, 2005
		File No. 333-124852
		Form 10-KSB for Fiscal Year Ended
		December 31, 2004
		Filed April 15, 2005

Dear Mr. Sterling:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. It appears that the registrant does not meet the requirements for registration of securities for resale under Instruction I.B.3 of Form
S-3. Please note that the Over-the-Counter Bulletin Board does not qualify as a national securities exchange or automated quotation system within the meaning of that instruction. Refer to Item H54 of our July 1997 Manual of Publicly Available Telephone Interpretations.
Please revise your filing accordingly.

Registration Statement Cover Page

2. We note from footnote (1) to your fee table that you are purporting to register an indeterminable number of additional shares of common stock that may be issued pursuant to the anti-dilution provisions of the warrants and preferred stock. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act of 1933; Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon conversion or exercise in the event that the company subsequently issues securities at a price lower than the applicable conversion or exercise price of the warrants and the preferred stock. You must instead register the maximum number of shares that you believe may need to be issued in connection with any such future exercise price or conversion price adjustments, based on your good faith estimate. If you are ultimately required to issue more shares than estimated in connection with those future adjustments, you will need to file a new registration statement to register those additional shares.
Please
revise your fee table accordingly.

Annual Report on Form 10-KSB for the fiscal year ended December
31,
2004

Item 6. Management`s Discussion and Analysis of Financial
Condition
or Plan of Operations, page 11

Critical Accounting Policies, page 12

3. In future filings please provide a discussion of your critical accounting policies. For example, include your policies related to patents and the valuation and recording of options and warrants. Refer to FR-60 and FR-72 for guidance. Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical.

Plan of Operations, page 17

4. We note the discussion on page 4 of the significant additional capital necessary to fund operations. Please tell us and disclose in future filings more details of your specific plans and time frame to fully develop your products and services, the amount of capital or financing necessary and the expected sources of this capital.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-4

5. Please tell us why the note and interest receivable from related party are classified as equity in the consolidated balance sheets citing applicable GAAP.

Note 2 (D). Inventory, page F-11

6. We note from page three that the machine located in Marietta, Georgia is being utilized for research and development as well as a demonstration machine. Please tell us why the costs related to this machine have been capitalized. Refer to SFAS 2.

Note 2(F). Patent, page F-12

7. Please tell us details of the acquisition of the patent, including whether it was acquired from a related party and the basis for the valuation of the stock issued to acquire the asset. In addition, tell us the results of the most recent impairment test of this asset.
Please tell us details of the accounting for the refund of the $741,000 of payments.

Note 14. Machinery and Equipment, page F-27

8. In addition, tell us more details of the nature of the significant impairment recorded in fiscal 2004 and the specific circumstances that the resulted in this impairment. Tell us whether these assets were acquired from related parties. Additional disclosure should be provided in MD&A and the footnotes of future filings.

Note 15. Subsequent Events, page F-28

9. We note your sale of Series A convertible preferred stock on April
12, 2005. Please tell us how you will account for the issuance of the convertible preferred stock and associated warrants, including whether or not you will record a beneficial conversion feature. Refer to EITF Issues 00-27, EITF Issue 98-5 and SFAS 150.

Exhibits 31.1, 31.2 and 32.1

10. Please include with your response letter filed on EDGAR a signed and dated copy of your certifications.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at
(202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3607 with any other
questions.

							Sincerely,



							David Ritenour
							Special Counsel


cc:  	Gary Epstein, Esq.
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Spencer L. Sterling
DDS Technologies USA, Inc.
June 1, 2005
Page 1